Filed by Zoetis Inc.

Pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: Pfizer Inc.

Commission File No.: 333-188750

On May 29, 2013, the following article was published by the New York Stock Exchange (NYSE) and further distributed by Zoetis Inc. (Zoetis).

Zoetis, Juan Ramón Alaix, Profiled in NYSE Magazine

Zoetis and our Chief Executive Officer, Juan Ramón Alaix, are profiled in the latest edition of the business publication, NYSE Magazine. Published by NYSE Euronext, the magazine features Juan Ramón on the cover of the publication with the headline ‘Newly Hatched’.

“The magazine provides us with new ways to share the Zoetis message with business executives across the globe,” commented Bill Price, Senior Director, Corporate Communications.

“As a new standalone company with investors and other important stakeholders still learning about us, we were excited to have this opportunity to share our story.”

You can access a copy of the article on the magazine’s website or by downloading a copy as a PDF.

magazine A Publication of NYSE Euronext

Juan Ramón Alaix embraces

a fresh perspective as CEO

of now-public animal-health

company Zoetis.

SPRING 2013 nysemagazine.com

Millennial Media’s

CEO on the

evolution of

mobile marketing

After revitalizing

Applebee’s,

DineEquity’s CEO

focuses on IHOP

Reinvent your

IT strategy.

Infosys’ CEO

reveals how

NEWLY

HATCHED

NYSE

ANIMAL

PHARM

by Anita Slomski

portrait by Andy Ryan

UNDER THE DIRECTION OF CEO JUAN RAMÓN ALAIX, ZOETIS IS ADDRESSING THE GLOBAL DEMAND FOR VETERINARY MEDICINES.

AS A BOY GROWING UP IN SPAIN, Juan Ramón Alaix would chase his dog, Vito, through the cobbled streets, confounded by the dog’s ability to escape every time Alaix took him for a walk. “There was no way to control this animal, but still I loved him,” Alaix, 62, recalls in richly accented English, having lived in the U.S. for only the past nine years. Today, Alaix has a much bigger animal control challenge. As CEO of Zoetis Inc. (NYSE: ZTS), the world’s largest developer and manufacturer of veterinary vaccines and medicines based on revenue, he is focused on collaring the 1,500 diseases that affect billions of swine, cattle, poultry, horses, dogs and cats around the world.

NYSEMAGAZINE.COM 17

26%

PORTION OF 2012

SALES THAT ZOETIS

SAYS CAME FROM

EMERGING MARKETS

The public is likely unaware of the debt it owes animal health companies like Zoetis in keeping zoonotic infectious diseases at bay — 60 percent of all human pathogens are transmitted from animals, according to the Centers for Disease Control and Prevention. That might change, however, given the visibility of the company’s IPO on February 1. The IPO, which sold approximately 20 percent of the 60-year-old former Pfizer Animal Health business, raised approximately $2.6 billion and, together with a related debt offering, generated total proceeds of approximately $6 billion to Pfizer Inc. (NYSE: PFE). Zoetis is now the largest publicly traded company devoted solely to animal health, a $22 billion industry that has “strong growth drivers and is very predictable and stable,” says Alaix. The industry is supported by steady trends such as a growing population, increased demand for proteins from meat and dairy products, a growing middle class in many economies and more spending on pet ownership.

“The animal health industry offers a very attractive return on investment and a sustainable business model,” adds the CEO, who worked for two pharmaceutical companies — Rhône-Poulenc Rorer SA, in Spain and Belgium, and Pharmacia Corp., in Spain — before becoming president of Pfizer Animal Health in 2006, after Pfizer’s merger with Pharmacia. Zoetis’ best-selling product line, a livestock antibiotic, generated about 7 percent of total annual revenues in 2012. However, the CEO says, “the company is very diversified. Unlike many human health companies, we aren’t dependent on a single product to generate a significant portion of our revenue.”

AN EMERGING CUSTOMER BASE

Animal health research firm Vetnosis Ltd. forecasts a 5.7 percent compound annual growth rate from 2011 through 2016, driven by emerging markets, as burgeoning middle classes in China, India and Brazil consume more animal protein and more sophisticated industrialized farming operations take root. (Consider, for example: A cow in the U.S. averages 10,000 liters of milk per year, but in some developing countries, a cow only produces, on average, roughly 2,500 liters.) And with greater wealth comes a propensity for pet ownership: Spending on companion animals in emerging markets has been growing by more than 15 percent per year, according to research firm Freedonia Group.

With a reported 26 percent of total sales derived from emerging markets in 2012, Zoetis’ challenge is to educate livestock producers such as Chinese farmers — who collectively raise 600 million pigs, with 85 percent coming from small, less sophisticated farms — about the value of premium (and more costly) vaccines. Zoetis hopes to accelerate demand for swine vaccines in China’s $800 million animal vaccine market through a joint venture with a local private company, Jilin Guoyuan Animal Health. “We partnered with the company while it was building its plant, so we had an opportunity to specify high-quality manufacturing standards like those used in the U.S. and Europe,” says Alaix. This relationship and local production, he says, can result in quality products at a competitive price, and it presents Zoetis with a tremendous opportunity as Chinese regulators begin raising their quality and food safety standards.

“As we see more and more consolidation of producers in markets like China, we’ll see greater investment in products like vaccines and medicines that can protect the value of their livestock,” says Richard Passov, Zoetis’ executive vice president and CFO.

In addition, Zoetis says it has partnered with leading veterinary schools in the U.S. and the U.K. and with the Chinese Veterinary Medical Association to help modernize veterinary care of China’s vast and growing animal population.

“The animal health industry offers a very attractive return on investment.”

— JUAN RAMÓN ALAIX

ANIMAL AND LABORATORY PHOTOGRAPHS COURTESY ZOETIS

18 NYSEMAGAZINE.COM

ZOETIS

TO MARKET, TO MARKET

Zoetis’ global complexity — the company sells its products in more than 120 countries — demands an executive team with considerable international experience. Not only does the public’s consumption of animal products differ around the world but so do animal diseases. “We need a diverse portfolio to address the needs of different countries,” says Alaix. “This complexity is challenging to manage, but it reduces the risk of being highly dependent on one species, one geography or one product to generate revenues.”

The ability to respond to country-specific diseases also demands that Zoetis maintain a large manufacturing footprint. Currently it reports 13 anchor plants and 16 satellite facilities in 11 countries. The production of vaccines, which often uses live viruses, must take place in countries where the diseases exist, to avoid spreading the viruses to unaffected countries. Medical additives in animal feed also need to be made locally to keep a lid on transportation costs. In many cases, the company locates its R&D departments within its manufacturing facilities so that it can quickly scale up R&D projects to commercial production and reduce time to market — a key objective for Zoetis, adds Alaix.

NOSING OUT OPPORTUNITIES

Zoetis reports that its approximately $400 million annual R&D budget produced one out of every four animal health medicines approved by the FDA from 2004 to 2011 and one out of five animal vaccines. “We invest more than our competitors in R&D, so our level of innovation and productivity from R&D is much higher,” says Alaix. (Zoetis, he points out, is about $1 billion larger in revenues than its closest competitor.) Still, the majority of Zoetis’ R&D dollars are spent on extending the life cycle of the company’s more than 300 existing products. “When we lose patent exclusivity, our products still perform very well because we create new formulations or combinations of drugs, extend the indication from one species to another or get the products approved in new countries,” Alaix says. “This creates significant return on investment.”

Central to the company’s success is being able to quickly respond to the threat of an emerging disease to prevent it from becoming an epidemic. To do that, Zoetis uses an “open innovation model,” partnering with governments and veterinary hospitals and funding universities and research institutes, to identify pathogens on the rise or to examine existing research to create more effective animal drugs. In a record two years, for example, through a collaboration with the Australian government’s animal research laboratory and military research institutes in the U.S., Zoetis developed a vaccine against the horse-borne Hendra virus, which has killed four people and 81 horses in Australia since 1994.

FAITHFUL COMPANIONS

This global approach extends to Zoetis’ sales force. “Our business model is based on direct interaction with customers in 70 of the 120 markets, which gives us the opportunity to introduce products faster and to defend our portfolio in a way that our competitors cannot,” says Alaix. “Using distributors can be efficient, but strong customer relationships are vital to our business.” Of the company’s 9,300 employees, 3,300 are in the sales organization, a team that includes veterinary technicians and veterinarians. Adds Passov: “Your customers want to know that you understand the challenges they’re facing and that you can get them solutions in those critical windows when they need them.”

Now that all 9,300 colleagues are fully dedicated to the new company, Alaix hopes to gain an even greater share of the animal health market. “By the middle of the century, the world will have to support an estimated 9 billion people, which means that new technologies, research, medicines and vaccines for food-producing animals will become even more crucial,” he says. “As a stand-alone company, we will have even greater agility in defending animals against emerging diseases and addressing the pressing concerns of livestock producers, which, in turn, will keep the world healthier.”

View a video from Zoetis’ listing day at the NYSE on iPad and at nysemagazine.com/zoetis.

IN MY OWN WORDS

JUAN RAMÓN ALAIX

CEO, ZOETIS

THE BEST ADVICE I COULD GIVE A YOUNG EMPLOYEE IS... be flexible, embrace change, and don’t think narrowly about your career. Also, being persistent is the best way to generate luck.

THE BEST MANAGEMENT ADVICE I EVER GOT WAS... from my boss at Pfizer, who told me to move from human health to animal health so that I could manage all of the functions of a business unit and get a completely different perspective on management.

THE QUALITIES I ADMIRE MOST IN PEOPLE ARE... honesty, creativity and passion.

MY DEFINITION OF LEADERSHIP IS... driving results with integrity.

THE NUMBER OF PETS I’VE HAD IS... four. Two dogs and two cats.

NYSEMAGAZINE.COM 19

NYSE MAGAZINE IS PUBLISHED BY THE NYSE EURONEXT, IN CONJUNCTION WITH TIME INC. CONTENT SOLUTIONS © 2013 NYSE EURONEXT, ALL RIGHTS RESERVED

Additional Information

Zoetis has filed a registration statement on Form S-4 (File No. 333-188750) with the Securities and Exchange Commission (SEC). The prospectus, which is included in the registration statement, contains important information about Pfizer Inc. (Pfizer), Zoetis, the exchange offer and related matters. Pfizer has delivered the prospectus to its shareholders. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ CAREFULLY AND IN ITS ENTIRETY THE PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BY PFIZER AND ZOETIS WHEN THEY BECOME AVAILABLE AND BEFORE MAKING ANY INVESTMENT DECISION. None of Pfizer, Zoetis, or any of their respective directors or officers or any dealer manager appointed with respect to the exchange offer makes any recommendation as to whether investors should participate in the exchange offer. This announcement is for informational purposes only and is not an offer to sell, a solicitation of an offer to buy any securities or a recommendation as to whether investors should participate in the exchange offer. The offer will be made solely by the prospectus.

The prospectus, documents related to the exchange offer and other documents filed with the SEC by Pfizer and Zoetis may be obtained at the SEC’s website at www.sec.gov or at the SEC’s Public Reference Room, located at 100 F Street, N.E., Washington, D.C. 20549. Information on the operation of the Public Reference Room can be obtained by calling the SEC at 1-800-SEC-0330. Copies of the prospectus, and other documents filed with the SEC, can be obtained by mail from the SEC at the above address, at prescribed rates. A free copy of the prospectus may be obtained by clicking on the appropriate link at www.zoetisexchange.com, a website maintained by Pfizer. Copies of the registration statement filed by Zoetis may also be obtained at www.zoetis.com.

Forward-Looking Statements

Information in this article contains forward-looking statements including quotes from Zoetis’s executive officers with respect to future events and operating performance only as of the date such statements were made. Any forward looking statements other than those made by Zoetis’s executive officers in the article reflect the views of the author and editors of the article and Zoetis makes no representation as to the correctness or accuracy of such statements. Words such as anticipate, expect, project, intend, plan, believe, and words and terms of similar substance used in connection with any discussion of future plans, actions, or events identify forward-looking statements. These forward-looking statements involve a number of risks and uncertainties. Such forward-looking statements include, but are not limited to, statements about the growth drivers in the animal health industry, the company’s success as a standalone public company, including future financial and operating results, and the company’s plans, objectives, expectations and intentions and other statements that are not historical facts. A list of the factors that could cause actual results to differ materially from those expressed in, or underlying, those forward-looking statements is detailed in the filings of Pfizer and Zoetis with the SEC, such as annual and quarterly reports and the registration statement, the prospectus part thereof and related exchange offer documents. Pfizer and Zoetis disclaim any obligation to update and revise statements contained in these materials based on new information or otherwise.